Yukon-Nevada Gold Corp. Commences Portal Earthworks at Starvation Canyon Underground Mine

Vancouver, BC – July 9, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce the commencement of earthworks for the establishment of the Starvation Canyon portal face located in the southern portion of Jerritt Canyon in Elko County, Nevada. Jerritt Canyon is a gold producing mine site operated by Queenstake Resources USA Ltd., a wholly-owned subsidiary of Yukon-Nevada Gold Corp. (the "Company").

Permitting activities with the State of Nevada were completed in 2011 allowing the Company to begin advancing Starvation Canyon to an underground mine project. The current plan is to have 150 feet of portal development in place before winter starts.

Ore production from the Starvation Canyon mine will commence in 2013 at a targeted rate of 300 to 600 ore tons per day. The Company will use underground mining contractors for the initial phase while evaluating equipment purchase options in the interim.

The 2011 surface exploration program at Starvation Canyon produced the following highlights as reported in a news release dated January 31, 2012:

  TJ-366 intersected 28.97 meters at 18.86 g/t gold;
  TJ-364A intersected 9.15 meters at 7.68 g/t gold; and
  TJ-367 intersected 7.63 meters at 6.31 g/t gold.

The Starvation Canyon Measured and Indicated resource including reserves as of December 31, 2011 is 5.9 kt averaging 0.294 opt containing 1,700 ounces and 519.4kt averaging 0.25 opt containing 130,000 ounces, respectively. This information is referenced in the latest NI 43-101 which can be found here: http://www.yukon-nevadagold.com/i/pdf/Jerritt_43-101_Technical_Report_YE2011.pdf

Randy Reichert; Co-CEO and President, and COO states, “This is a quite an exciting milestone that we have achieved at Jerritt Canyon. We are looking forward to adding Starvation Canyon gold production to our pipeline which includes production from our two existing mines; the Smith and SSX/Steer mines.”

The last previous major underground mine development at Jerritt Canyon was the Steer Mine which started in 2004.

Additional activities in the south part of the Jerritt Canyon district will include exploration drilling at the West Starvation target later this year. The drilling will test several anomalies identified from last year’s Titan-24 direct current induced-polarization magnetotelluric (DC-IP-MT) ground survey.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.